DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

# Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

*Important: Read attached instructions before completing form.*

ABOVE SPACE IS FOR OFFICE USE ONLY

## Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

**1.** Name of corporation: Carsunlimited.com, Inc.

**2.** The articles have been amended as follows (provide article numbers, if available):

Article Fourth has been amended and restated in its entirety as follows: FOURTH. The stock of the corporation is divided into two classes: (1)Common Stock in the amount of Three Hundred Million (300,000,000) shares having par value of $0.001 each and (2) Preferred Stock in the amount of One Hundred Million (100,000,000) shares having par value of $0.001. The Board of Directors shall have the authority by resolution or resolutions; (1) to divide any future authorized and issued Preferred Stock into more than one class of stock or more...(See Attached Sheet)

**3.** The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 26,231,000 Shares of Common* Stock.

**4.** Effective date of filing (optional): ____________________
(must not be later than 90 days after the certificate is filed)

**5.** Officer Signature (required): /s/ DANIEL MYERS

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

**IMPORTANT:** Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

*SUBMIT IN DUPLICATE*

*This form must be accompanied by appropriate fees. See attached fee schedule.*

## Attached Sheet

…than one series of any class (2) to establish and fix the distinguishing designation of each such series and the number of shares thereof, which number, by like action of the Board directors, from time to, time thereafter, may be increased, except when otherwise provided by the Board of Directors in creating such series, or may be decreased, but not below the number of shares thereof then outstanding; and (3) within the limitations of applicable law of the State of Nevada or as otherwise set forth in this Article, to fix and determine the relative voting powers, designations, preferences, limitations, restrictions, and relative rights of the various classes or stock or series thereof and the qualifications, limitations or restrictions such rights of each series so established prior to the issuance thereof. There shall be no cumulative voting by shareholders.